

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2024

Bhaskar Rao
Chief Financial Officer
Tempur Sealy International, Inc.
1000 Tempur Way
Lexington , Kentucky 40511

Re: Tempur Sealy International, Inc.
Form 10-K for the Year Ended December 31, 2023
File No. 001-31922

Dear Bhaskar Rao:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing